SEC
Mail Processing
Section

MAR 02 2015

Washington DC
400



A6
3/11

SECURITIES A     **15048422**
Was_____,____ ____

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8- 67319 |

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING     01/01/2014     AND ENDING     12/31/2014
                                     MM/DD/YY                        MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:  CBRE Capital Advisors, Inc.

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:  (Do not use P.O. Box No.)

2100 McKinney Avenue, Suite 900

(No. and Street)

| Dallas | TX | 75201 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott Potter                                                              214-863-4255

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP

(Name – *if individual, state last, first, middle name*)

| 550 South Hope St, Suite 1500 | Los Angeles | CA | 90071 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| **FOR OFFICIAL USE ONLY** |
| --- |
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.  See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



# OATH OR AFFIRMATION

I, Scott Potter , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CBRE Capital Advisors, Inc. , as of December, 31 , 2014 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**CBRE CAPITAL ADVISORS, INC.**
(A Wholly Owned Subsidiary of CBRE Group, Inc.)
(SEC Identification No. 8-67319)

Financial Statements and Supplemental Schedules

December 31, 2014

(With Report of Independent Registered Public Accounting Firm)



KPMG LLP
Suite 1500
550 South Hope Street
Los Angeles, CA 90071-2629

## Report of Independent Registered Public Accounting Firm

The Board of Directors
CBRE Capital Advisors, Inc.:

We have audited the accompanying statement of financial condition of CBRE Capital Advisors, Inc. as of December 31, 2014, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, that are filed pursuant to rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements.

### Management's Responsibility for the Financial Statements

These financial statements are the responsibility of the Company's management. Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financials statements that are free from material misstatement, whether due to fraud or error.

### Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (U.S. generally accepted accounting principles) (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting policies used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide our audit provides a reasonable basis for our opinion.

### Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CBRE Capital Advisors, Inc. as of December 31, 2014, and the results of its operations, changes in stockholders' equity, and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

### Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934.



The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

Los Angeles, California
February 26, 2015

## CBRE CAPITAL ADVISORS, INC.
(A Wholly Owned Subsidiary of CBRE Group, Inc.)
(SEC Identification No. 8-67319)

Statement of Financial Condition

December 31, 2014

### Assets

| | | |
|---|---|---:|
| Cash and Cash Equivalents | $ | 10,264,024 |
| Accounts Receivable | | 1,930,266 |
| Prepaid Expense | | 11,454 |
| Total current assets | | 12,205,744 |
| Long-Term Accounts Receivable | | 1,754,665 |
| Total assets | $ | 13,960,409 |

### Liabilities and Stockholder's Equity

| | | |
|---|---|---:|
| Liabilities: | | |
| Accounts payable | $ | 141,791 |
| Total liabilities | | 141,791 |
| Common Stock, $.01 par value per share – 1,000 shares authorized; 100 shares issued and outstanding as of December 31, 2014. | | 1 |
| Additional Paid-In Capital | | 9,110,668 |
| Accumulated Surplus | | 4,707,949 |
| Total stockholder's equity | | 13,818,618 |
| Total liabilities and stockholder's equity | $ | 13,960,409 |

See accompanying notes to financial statements.

**CBRE CAPITAL ADVISORS, INC.**

(A Wholly Owned Subsidiary of CBRE Group, Inc.)

(SEC Identification No. 8-67319)

Statement of Operations

Year ended December 31, 2014

| | | |
|---|---|---:|
| Revenues | $ | 7,565,837 |
| | | |
| Expenses: | | |
| Advisory expenses | | 876,992 |
| Regulatory fees | | 20,712 |
| Shared services fees | | 6,013,188 |
| Audit fees | | 44,500 |
| Other | | 49,233 |
| Total expenses | | 7,004,625 |
| Income before income taxes | | 561,212 |
| Income tax expense | | 215,702 |
| Net income | $ | 345,510 |

See accompanying notes to financial statements.

**CBRE CAPITAL ADVISORS, INC.**
(A Wholly Owned Subsidiary of CBRE Group, Inc.)
(SEC Identification No. 8-67319)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2014

| | Common stock | | Additional paid-in capital | Accumulated surplus | Total stockholder's equity |
|---|---|---|---|---|---|
| | Shares outstanding | Amount | | | |
| Balance as of December 31, 2013 | 100 | $ 1 | 8,516,331 | 4,362,439 | 12,878,771 |
| Capital contributions from Parent | — | — | 594,337 | — | 594,337 |
| Net income | — | — | — | 345,510 | 345,510 |
| Balance as of December 31, 2014 | 100 | $ 1 | 9,110,668 | 4,707,949 | 13,818,618 |

See accompanying notes to financial statements.

**CBRE CAPITAL ADVISORS, INC.**
(A Wholly Owned Subsidiary of CBRE Group, Inc.)
(SEC Identification No. 8-67319)

Statement of Cash Flows

Year ended December 31, 2014

| | | |
|---|---|---:|
| Cash flows from operating activities: | | |
| Net income | $ | 345,510 |
| Changes in operating assets and liabilities: | | |
| Accounts receivable | | (2,035,690) |
| Prepaid expense | | 716 |
| Accounts payable | | (599,228) |
| Bonus payable | | (20,000) |
| Net cash used by operating activities | | (2,308,692) |
| Cash flows from financing activity: | | |
| Capital contributions from Parent | | 594,337 |
| Net cash provided from financing activity | | 594,337 |
| Net change in cash | | (1,714,355) |
| Cash at beginning of year | | 11,978,379 |
| Cash at end of year | $ | 10,264,024 |

See accompanying notes to financial statements.

**(1)   Organization and Nature of Operations**

CBRE Capital Advisors, Inc. (the Company) is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and became a registered broker-dealer under the Securities Exchange Act of 1934 in October 2006. The Company, a Delaware corporation, was capitalized in January 2006 as a wholly owned subsidiary of Trammell Crow Company. On December 20, 2006, Trammell Crow Company was acquired by CBRE Group, Inc. (the Parent or CBRE), at which time the Company became a wholly owned subsidiary of CBRE. The Company may engage in the following business activities: (1) selling limited partnerships in primary distributions; (2) private placement of securities; (3) other investment banking advisory services, which could include: mergers and acquisitions (M&A) advisory services for public and private entities, capital structure advisory services, and other general investment banking advisory assignments; and (4) underwriting in the capacity of providing financial advisory or consulting services in connection with public offerings for which the Company will receive underwriting compensation. The Company will not sell securities to customers.

If necessary, the Parent (or one or more of its subsidiaries) will provide financial support to the Company sufficient for it to satisfy its obligations and debt service requirements as they come due until at least January 1, 2016, and will satisfy, on a timely basis, all liabilities and obligations of the Company that the Company is unable to satisfy when due through and including January 1, 2016.

**(2)   Summary of Significant Accounting Policies**

   *(a)   Basis of Presentation*

   The accompanying financial statements of the Company have been prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP). The following is a summary of these policies.

   *(b)   Cash and Cash Equivalents*

   Cash and cash equivalents generally consist of cash and highly liquid investments with an original maturity of less than three months. The cash account balance at the financial institution periodically exceeds the $250,000 Federal Deposit Insurance Corporation's (FDIC) insurance coverage, and as a result, there is a concentration of credit risk related to amounts in excess of the FDIC insurance coverage.

   *(c)   Revenue Recognition*

   Revenue from transaction fees is recognized upon completion of the contract.

   Retainer fees are recognized in accordance with the terms of the underlying agreements and in accordance with Accounting Standards Update 605, *Revenue Recognition*, which is generally over the period for which services are being provided. The Company records deferred income to the extent that cash payments have been received in accordance with the terms of underlying agreements, but such amounts have not yet met the criteria for revenue recognition.

The Company accounts for expense reimbursements as revenue. Expense reimbursement revenue may include, without limitation, third party expenses for real estate consulting or valuation, legal, or accounting or other out-of-pocket expenses such as travel, meals, accommodations, telephone, photocopying, data services, courier and supplies, etc. Reimbursement revenue is recognized in accordance with the terms of the underlying agreement and generally when the related expenses are incurred.

### (d) Income Taxes

Income taxes are accounted for under the asset and liability method in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic 740-10, *Income Taxes*. Deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and the tax basis of assets and liabilities and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured by applying enacted tax rates and laws in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates and laws is recognized as income in the period that includes the enactment date. Valuation allowances are provided against deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The company recognizes the effect of income tax positions only if the probability of the positions being sustained is more likely than not. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized and changes in recognition of measurement are reflected in the period in which the change in judgment occurs. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible difference at December 31, 2014. The federal income tax returns for 2012 and 2013 remain open to examination. The Company had no tax returns under examination by the Internal Revenue Service at December 31, 2014.

### (e) Use of Estimates

The financial statements have been prepared in accordance with U.S. GAAP, which require management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results may differ from these estimates. Management believes that these estimates provide a reasonable basis for the fair presentation of the Company's financial condition and results of operations.

## (3) Related-Party Transactions

The Company has an agreement with the Parent whereby the Parent charges the Company for its allocable share of general and administrative services provided to the Company. The Company incurred $6,013,188 under this agreement for the year ended December 31, 2014.

CBRE Global Investors, LLC (CBRE Global Investors) is an investment adviser registered with the Securities and Exchange Commission (SEC). The marketing and placement of interests is conducted by certain employees of CBRE Global Investors who are also registered representatives of CBRE Capital Advisors, pursuant to an agreement between CBRE Global Investors and CBRE Capital Advisors, Inc. The Company provides marketing services for certain of CBRE Global Investors' investment funds and supervision of the registered representatives, in return for a fixed fee that is not contingent on subscriptions or investments made by investors. The Company received $220,800 under this agreement for its services for the year ended December 31, 2014.

## (4) Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2014, the Company had net capital of $10,122,233 for regulatory purposes, which was $10,022,233 in excess of its required net capital of $100,000.

The Company is exempt from the provisions for Rule 15c3-3 under paragraph (k)(2)(i) of the rule because the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of CBRE Capital Advisors, Inc."

## (5) Income Taxes

The income tax expense consisted of the following components:

| | | |
|---|---|---:|
| Current: | | |
| Federal | $ | 190,812 |
| State | | 24,890 |
| Total current liability | $ | 215,702 |

The Company files a consolidated income tax return with the Parent on a calendar-year basis, in which there is a tax-sharing arrangement existing between the Company and the Parent. The income tax liability generated from the net operating income during 2014 would be expected to be paid by the Parent in the consolidated income tax filings for 2014. Since the Company does not reimburse the Parent for its portion of the consolidated tax liability, the income tax liabilities relating to such have been reflected as a capital contribution in additional paid-in capital to the Company in the accompanying financial statements.

(Continued)

**(6)    Subsequent Events**

The Company evaluated events occurring after December 31, 2014 and through [February 27, 2015], the date the financial statements were issued, to determine whether any items were noted, which necessitated adjustment to or disclosure in the financial statements. No such subsequent events were identified

**CBRE CAPITAL ADVISORS, INC.**
(A Wholly Owned Subsidiary of CBRE Group, Inc.)
(SEC Identification No. 8-67319)

Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1

December 31, 2014

| | | |
|---|---|---|
| Total stockholder's equity qualified for net capital | $ | 13,818,618 |
| Deductions and/or charges: | | |
| Nonallowable assets accounts receivable | | 3,684,931 |
| Nonallowable assets prepaid expense | | 11,454 |
| Net capital | $ | 10,122,233 |
| Computation of basic net capital requirement | | |
| Minimum net capital required (greater of $100,000 or 6⅔% of aggregate indebtedness) | | 100,000 |
| Net capital in excess of minimum requirement | $ | 10,022,233 |
| Ratio of aggregate indebtedness to net capital | | 1.40% |

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2014 as filed by CBRE Capital Advisors on Form X-17A-5 on January 27, 2015. Accordingly, no reconciliation is deemed necessary.

See accompanying report of independent registered public accounting firm.

**CBRE CAPITAL ADVISORS, INC.**
(A Wholly Owned Subsidiary of CBRE Group, Inc.)
(SEC Identification No. 8-67319)

Statement Regarding Rule 15c3-3 of the Securities and Exchange Commission
Pursuant to Rule 15c3-1

December 31, 2014

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under the paragraph (k)(2)(i) of that rule. Because of this exemption, the Company has not included the schedule, "Computation for Determination of the Reserve Requirements under Rule 15c3-3."

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under the paragraph (k)(2)(i) of that rule. Because of this exemption, the Company has not included the schedule, "Information Relating to Possession or Control Requirements under Rule 15c3-3."

See accompanying report of independent registered public accounting firm.



KPMG LLP
Suite 1500
550 South Hope Street
Los Angeles, CA 90071-2629

## Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
CBRE Capital Advisors, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by CBRE Capital Advisors, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

For the purpose of this letter, unless otherwise indicated, the following definitions have been adopted in presenting our procedures:

The term "compare" means compare the amounts or percentages indicated and find them to be in agreement, unless otherwise noted. Such compared amounts and percentages are deemed to be in agreement if differences are attributable to rounding.

The term "prove" means recalculate and compare the results to the amounts or percentages shown and find to be in agreement, unless otherwise noted. Such recalculated amounts and percentages are deemed to be in agreement if differences are attributable to rounding.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and supporting documents, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (including relevant FOCUS reports and detailed General Ledger reports), noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers utilized in procedure 3 supporting the adjustments, noting no differences.



We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2015

2



**KPMG LLP**
Suite 1500
550 South Hope Street
Los Angeles, CA 90071-2629

## Report of Independent Registered Public Accounting Firm

The Board of Directors
CBRE Capital Advisors, Inc.:

We have reviewed management's statements, included in the accompanying CBRE Capital Advisors, Inc.'s Exemption Report (the Exemption Report), in which (1) CBRE Capital Advisors, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*KPMG LLP*

Los Angeles, California
February 26, 2015

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.

# CBRE

Scott Potter
President

CBRE Capital Advisors, Inc.
Member FINRA/SIPC

2100 McKinney Avenue, Suite 900
Dallas, TX 75201

214 863 4255 Tel
214 863 3125 Fax

scott.potter@cbrecap.com
www.cbrecap.com

February 25, 2015

KPMG LLP
550 S Hope Street
Suite 1500
Los Angeles, CA 90071

Ladies and Gentlemen:

CBRE Capital Advisors, Inc. (the "Company" ) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-S(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k):
   - Operate pursuant to 17 C.F.R. §240.15c3-3(k)(2)(i) ("Rule (k)(2)(i)").

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) without exception.

I affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct for the year ended December 31, 2014.

Sincerely,

Scott Potter
*President*